UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 1-16463
BIG RIDGE, INC. 401(K) PROFIT SHARING PLAN AND TRUST

Full title of the plan
PEABODY ENERGY CORPORATION
701 Market Street, St. Louis, Missouri 63101-1826

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Financial Statements
Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Defined Contribution Administrative Committee
We have audited the accompanying statements of net assets available for benefits of the Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
Except as explained in the following paragraph, we conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide reasonable basis for our opinion.
As permitted by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Lincoln National Life Insurance Company, the custodian of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan’s 2005 financial statements, except for comparing the information provided by the custodian with the related information included in the financial statements.
Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan’s financial statements as of December 31, 2005. The form and content of the information included in the 2005 financial statements, other than that derived from the information certified by the custodian have been audited by us and, in our opinion, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006, and changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.
Our audit of the Plan’s financial statements as of and for the year ended December 31, 2006, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for

Report of Independent Registered Public Accounting Firm (continued)
the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements for the year ended December 31, 2006, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
               /s/ Ernst & Young LLP
St. Louis, Missouri
June 25, 2007

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
Assets:
Investments, at fair value:
Investments in mutual funds	$6,271,567	$—
Investment in common/collective trust	3,945,245	—
Investment in Peabody Energy Stock Fund	119,974	—
Investments in pooled separate accounts	—	9,061,398
Investments in unallocated contracts	—	3,915,490

Total investments	10,336,786	12,976,888

Receivables:
Employee contributions	—	48,846

Net assets, at fair value	10,336,786	13,025,734

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	37,964	—

Net assets available for benefits	$10,374,750	$13,025,734

See accompanying notes.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2006
Additions:
Interest and dividends	$481,124
Net realized and unrealized appreciation of investments	511,692

Net investment income	992,816

Contributions:
Employee	925,668
Employer	607,750
Rollover	37,387

Total contributions	1,570,805

Total additions	2,563,621

Deductions:
Asset transfer to the Peabody Investments Corp. Employee Retirement Account	(2,674,543)
Withdrawals by participants	(2,533,150)
Administrative expenses	(6,912)

Total deductions	(5,214,605)

Net decrease in net assets available for benefits	(2,650,984)
Net assets available for benefits at beginning of year	13,025,734

Net assets available for benefits at end of year	$10,374,750

See accompanying notes.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements
Years Ended December 31, 2006 and 2005
1. Description of the Plan
The following description of the Big Ridge, Inc. (“Big Ridge” or “the Company”) 401(k) Profit Sharing Plan and Trust (the “Plan”) provides only general information. Participants should refer to the plan documents for a more complete description of the Plan’s provisions. Big Ridge is an indirect, wholly-owned subsidiary of Peabody Energy Corporation (“Peabody”).
General
The Plan is a defined contribution plan and participation in the Plan is voluntary. Employees of Big Ridge who are represented by the International Brotherhood of Boilermakers are eligible for participation on the date of their employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Effective January 31, 2006, Vanguard Fiduciary Trust Company (“Vanguard”) was appointed trustee of the Plan, and plan assets of $11.7 million were transferred from Lincoln National Life Insurance Company (“Lincoln”) to Vanguard and the Plan was amended in its entirety. Also effective January 31, 2006, $2.7 million of net assets and related participant account balances of salaried employees of Big Ridge were merged into the Peabody Investments Corp. Employee Retirement Account, a separate Peabody plan.
The Plan allows participants to invest in a selection of mutual funds, a common/collective trust and the Peabody Energy Stock Fund. All investments in the Plan are participant-directed.
Contributions
Each year participants may contribute on a pre-tax basis any whole percentage from 1% to 90% of eligible compensation, as defined in the Plan. Participants may also rollover account balances from other qualified defined benefit or defined contribution plans. The Company, at its discretion, may contribute to the accounts of qualifying participants, as defined in the Plan.
Participants direct the investment of employee and employer discretionary contributions into various investment options offered by the Plan. All contributions are subject to certain limitations as defined by the Plan and the Internal Revenue Service (“IRS”).
In the calendar year that a participant is age 50 or older, and each year thereafter, certain participants are permitted to make catch-up contributions to the Plan. These participants are able to contribute amounts in excess of the maximum otherwise permitted by the Plan, subject to certain limitations.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements
1. Description of the Plan (continued)
Vesting
Participants are vested immediately in their own contributions, employer discretionary contributions, and the actual earnings thereon.
Participant Loans
The Plan does not offer participant loans.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, employer discretionary contributions, and plan earnings. The benefit to which a participant is entitled is the vested balance of the participant’s account.
Payment of Benefits
Participants are eligible for distribution of their entire account balance upon death, disability, or termination of employment. Participants may elect to receive their distribution as a lump-sum payment or transfer their account balance into an individual retirement account or another qualified plan.
Participants who have attained the age of 59 1/2 have the right to receive a partial or full distribution of their account balance. Withdrawals in cases of hardship and other withdrawals are also permitted, as defined in the Plan.
Plan Termination
The Plan could be terminated through the collective bargaining process, subject to the provisions of ERISA. Participants’ accounts will remain fully vested upon termination of the Plan. Currently, the Company has no intention to terminate the Plan.
Administrative Expenses
All significant administrative expenses of the Plan, including recordkeeping and trustee fees, are paid by the Company.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements
2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan are prepared using the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Value of Investments and Income Recognition
The Plan’s investments at Vanguard are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units in the common/collective trust are valued at net asset value at year-end. The Peabody Energy Stock Fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position, if any). Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Prior to the transfer of Plan assets on January 31, 2006, the Plan had entered into a benefit-responsive investment contract with Lincoln. The account was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. As of December 31, 2005, the Plan’s interest-crediting account (unallocated contracts) was valued at contract value in the financial statements as reported to the Plan by Lincoln. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. There were no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of investments is not materially different from contract value. Shares of pooled separate accounts at Lincoln were reported at market value as determined by a combination of the quoted market prices of the underlying stocks and/or other short-term investments and, if applicable, estimates based on market yields of similar debt obligations.
Payment of Benefits
Benefit distributions are recorded when paid.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements
2. Summary of Significant Accounting Policies (continued)
Impact of New Accounting Pronouncement
In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan adopted the provisions of the FSP at December 31, 2006.
As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits included fully benefit-responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans,” as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP were applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes. The contract value for fully benefit-responsive investment contracts approximated fair value at December 31, 2005, because the underlying contracts expired in early 2006. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.
3. Related Party Transactions
The Plan invests in shares of mutual funds managed by an affiliate of Vanguard, a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Internal Revenue Code of 1986 (the “Code”), as amended. The Plan also invests in Peabody stock, through the Peabody Energy Stock Fund, which is a permitted party-in-interest transaction.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements
4. Investments
The following table represents the appreciation in fair value, as determined by quoted market prices, of the Plan’s investments, including those purchased, sold or held during the year ended December 31, 2006.

Mutual funds	$517,137
Peabody Energy Stock Fund	(5,445)

$511,692

Investments representing 5% or more of the fair value of the Plan’s net assets at December 31, 2006 were as follows:

Mutual funds:
Vanguard Total Bond Market Index Fund	$625,936
Vanguard International Growth Fund	933,162
Vanguard 500 Index Fund	909,432
T. Rowe Price Mid-Cap Growth Fund	828,404
Harbor Capital Appreciation Fund	656,109

Common/collective trust:
Vanguard Retirement Savings Trust	3,945,245

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements
5. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2006	2005
Net assets available for benefits per the financial statements	$10,374,750	$13,025,734

Adjustment from contract value to fair value for fully benefit-responsive contracts	(37,964)	—

Net assets available for benefits per the Form 5500	$10,336,786	$13,025,734

The following is a reconciliation of net realized and unrealized appreciation in fair value of investments per the financial statements to the Form 5500 for the year ended December 31, 2006:

Net realized and unrealized appreciation of investments per the financial statements	$511,692

Adjustment from contract value to fair value for fully benefit-responsive contracts	(37,964)

Net realized and unrealized appreciation of investments per the Form 5500	$473,728

6. Income Tax Status
The underlying non-standardized prototype plan received an opinion letter from the IRS, dated August 22, 2001, stating that the form of the plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. In accordance with Revenue Procedure 2006-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended and restated subsequent to the IRS opinion letter. The Plan’s administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan’s sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Notes to Financial Statements
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule
Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Employer ID #37-1126950
Plan #001
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of Issue	Description of Investment Type	Current Value

Vanguard International Growth Fund*	39,110 shares of mutual fund	$933,162
Vanguard 500 Index Fund*	6,964 shares of mutual fund	909,432
T. Rowe Price Mid-Cap Growth Fund*	15,429 shares of mutual fund	828,404
Harbor Capital Appreciation Fund*	19,673 shares of mutual fund	656,109
Vanguard Total Bond Market Index Fund*	62,656 shares of mutual fund	625,936
Vanguard Windsor II Fund*	10,908 shares of mutual fund	379,041
Vanguard REIT Index Fund*	14,257 shares of mutual fund	365,157
T. Rowe Price Small-Cap Stock Fund*	6,648 shares of mutual fund	227,572
Vanguard Explorer Fund*	2,410 shares of mutual fund	180,056
Vanguard Small-Cap Index Fund*	4,680 shares of mutual fund	152,648
Vanguard PRIMECAP Fund*	1,195 shares of mutual fund	82,409
Delaware International Value Equity Fund*	5,143 shares of mutual fund	80,329
Lazard Small Cap Portfolio	2,393 shares of mutual fund	34,561
Vanguard High-Yield Corporate Fund*	5,336 shares of mutual fund	33,187
Vanguard Long-Term Treasury Fund*	1,414 shares of mutual fund	15,740
Ariel Fund*	259 shares of mutual fund	13,430
Vanguard Developed Markets Index Fund*	833 shares of mutual fund	10,474
Sound Shore Fund*	221 shares of mutual fund	8,669
Vanguard Extended Market Index Fund*	199 shares of mutual fund	7,681
Baron Asset Fund*	113 shares of mutual fund	6,784
Vanguard Windsor Fund*	317 shares of mutual fund	5,905
Vanguard Total Stock Market Index Fund*	166 shares of mutual fund	5,646
Vanguard GNMA Fund*	348 shares of mutual fund	3,554
Vanguard Target Retirement 2010 Fund*	890 shares of mutual fund	19,429
Vanguard Target Retirement 2015 Fund*	23,484 shares of mutual fund	292,615
Vanguard Target Retirement 2020 Fund*	6,739 shares of mutual fund	149,605
Vanguard Target Retirement 2025 Fund*	8,094 shares of mutual fund	105,540
Vanguard Target Retirement 2030 Fund*	4,537 shares of mutual fund	102,261

Supplemental Schedule
Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Employer ID #37-1126950
Plan #001
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)
December 31, 2006

Identity of Issue	Description of Investment Type	Current Value

Vanguard Target Retirement 2035 Fund*	1,427 shares of mutual fund	19,790
Vanguard Target Retirement 2040 Fund*	450 shares of mutual fund	10,105
Vanguard Target Retirement 2045 Fund*	199 shares of mutual fund	2,847
Vanguard Target Retirement 2050 Fund*	155 shares of mutual fund	3,489
Vanguard Retirement Savings Trust	3,983,209 shares of common/ collective trust	3,945,245
Peabody Energy Stock Fund*	1,779 units of stock fund	119,974

		$10,336,786

*	Parties-in-interest

SIGNATURE
Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust
Date: June 29, 2007	By:	/s/ SHARON D. FIEHLER
Sharon D. Fiehler
Peabody Energy Corporation Executive Vice President of Human Resources and Administration

EXHIBIT INDEX
The exhibit below is numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit
No.	Description of Exhibit

23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.